FORWARD INDUSTRIES INC.
477 Rosemary Avenue, Suite 217-219
West Palm beach, Florida 33410

May 15, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Rufus Decker
Accountings Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:       Forward Industries, Inc.
Form 10-K for the Year Ended September 30, 2012
Filed December 20, 2012
Form 10-K/A for the Year Ended September 30, 2012
Filed March 7, 2013
Form 10-K/A for the Year Ended September 30, 2012
Filed April 19, 2013
Response dated April 19, 2013
File No. 1-34780

Dear Mr. Decker:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated May 1, 2013, from Mr. Rufus Decker to Mr. James O. McKenna of Forward Industries, Inc. (the “Company”).  For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter.  The Company’s response to each Staff comment follows immediately after the text of the corresponding comment.  References to page numbers in our responses are references to the page numbers in the applicable periodic report.

Form 10-K for the Year Ended September 30, 2012

Product Supply, page 8

1.         We note your response to comment two of our letter dated April 8, 2013. To the extent that you continue to enter into commercial purchase transactions directly with your suppliers (including the supplier that accounted for approximately 54% and 58% of your OEM product purchases in fiscal years 2012 and 2011), as opposed to Forward Industries Asia Pacific Corporation acting as your exclusive buying agent, in future filings you should disclose the names of such suppliers to the extent material to an understanding of your business. Refer to Item 101(h)(4)(v) of Regulation S-K. The materiality analysis should not hinge on the size of these suppliers and whether or not you believe they are unknown to United States’ investors, but rather on how materially the loss of these suppliers may affect your business. In this regard, we note your response to comment two in your letter dated March 25, 2013.

As discussed with Era Anagosti on May 6, 2013, all aspects of Forward’s OEM product purchases are handled by Forward Industries Asia Pacific Corporation (“FIAP”) pursuant to the Buying Agency and Supply Agreement, including identification of and negotiation with respective factories, sourcing, quality assurance and logistical services for the Company’s products in the Asia Pacific region. Forward will clarify in future Form 10-K filings that substantially all products supplied are provided through FIAP.

Form 10-K/A for the Year Ended September 30, 2012

Executive Compensation, page 5

Summary Compensation Table

2.         We note your response to comment five of our letter dated April 8, 2013. Since the amendment to the employment agreement appears to affect Mr. McKenna’s fiscal year 2013 compensation, it is unclear why you have disclosed a portion of his relocation bonus as earned in fiscal year 2012. In this regard we note that (i) the amendment to Mr. McKenna’s employment agreement was effective on October 26, 2012, following the end of fiscal year 2012, (ii) his salary reduction took effect on November 1, 2012 and that his relocation bonus was given in “recognition of [Mr. McKenna]’s reduction in salary and relocation” and that (iii) this bonus would be used to offset future bonuses Mr. McKenna may earn between the date of the amendment and September 2014 [emphasis added] (refer to Section 7 of the amendment). These provisions appear to demonstrate that the relocation bonus did not represent compensation earned in fiscal year 2012. Furthermore, based on your “Properties” disclosure on page 14 of your annual report, it appears that the executive offices were relocated in September 2012. Considering that the total bonus amount was to be fully paid within 10 days of the execution of the amendment, it appears that the full bonus amount should be disclosed as earned and paid in fiscal year 2013. Please revise your Summary Compensation Table in future filings accordingly and also include brief narrative disclosure, or cross reference the section of the filing, describing the material factors necessary to an understanding of the information disclosed in the table, such as the reasons for the relocation bonus awarded to Mr. McKenna. See Item 402(o) of Regulation S-K.

During the fourth quarter of fiscal 2012, Mr. McKenna was responsible for the logistical coordination, planning and implementation of the move of the Company’s corporate offices from California to Florida, including numerous trips back and forth between Florida and California. Although the Employment Agreement Amendment was effective October 26, 2012, the Company’s intent was for one-half of the bonus to be attributable to Mr. McKenna’s services in fiscal 2012.  For this reason, Section 7 of the Amendment to Mr. McKenna’s employment agreement provides that only one-half of the bonus will be applied against future bonuses because half is attributable to the fiscal year ended September 30, 2012.  Accordingly, the Company believes that the disclosure of the bonus in the summary compensation table is accurate.  In future filings the Company will include a brief narrative disclosure, or cross reference the relevant section of the filing, to describe the material factors necessary to an understanding of the information disclosed in the summary compensation table.

*  *  *

The Company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to me at (561) 456-0030.

Sincerely, James O. McKenna Chief Financial Officer